Exhibit 99.1

EROS INTERNATIONAL ANNOUNCES INDIAN SUBSIDIARY RESULTS

Mumbai – February 9, 2016: Eros International PLC (NYSE: EROS) (“Eros”), a leading global company in the Indian film entertainment industry, announced today that it has released consolidated financial results by its majority-owned subsidiary, Eros International Media Limited for the fiscal third quarter 2016. Please refer to the Bombay Stock Exchange website http://www.bseindia.com/corporates/anndet_new.aspx?newsid=9f5d1715-165d-4090-8767-4a9d441c2bdb, to view the results.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 3,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. The Company also owns the rapidly growing OTT platform ErosNow. For further information please visit: www.erosplc.com

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CONTACT:

Vanisha Dhimer

Eros International Plc

Investor Relations Manager

vanisha.dhimer@erosintl.com

+44 207 258 9894

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com